Extraordinary Meeting Proposal – The Board of Directors recommends a vote FOR Proposal 1:A 0472UD For Against Abstain 1. Amendment, renewal and increase of the authorized share capital of the Company to USD3,000,000,000, including the issued share capital, represented by 2,000,000,000 shares, each with a nominal value of USD1.5, to be valid from 29 October 2025 and until 29 October 2030; presentation of the report prepared by the Board of Directors in accordance with article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies; authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, from time to time to issue shares or any securities or instruments giving rights to shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve and to authorize the Board to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized (unissued) share capital; and consequentially amend The article on the authorized share capital in the articles of association of the company (to be renumbered article 5.2) as set out in the convening notice. Extraordinary Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q 1 U P X NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign BelowB

Extraordinary Meeting of Shareholders – October 29, 2025 THIS PROXY IS SOLICITED BY THE COMPANY The undersigned hereby appoints Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Josefina Diaz Vega, and in case Mrs. Diaz Vega is absent at the meeting, the chairman of the Extraordinary Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Extraordinary Meeting of Shareholders of Adecoagro S.A. to be held on October 29, 2025 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting. (Item to be voted appears on reverse side) Proxy — Adecoagro S.A. Non-Voting ItemsC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. Important notice regarding the Internet availability of proxy materials for the Extraordinary Meeting of Shareholders. The Notice of Meeting is available at: http://www.adecoagro.com 2025 Extraordinary Meeting Admission Ticket 2025 Extraordinary Meeting of Adecoagro S.A. Shareholders October 29, 2025, 11:00 am CET 5, Place Winston Churchill, L-1340 Luxembourg Grand Duchy of Luxemburg